801 E. Campbell Rd., Suite 625 Richardson, Texas 75081 Phone 214.299.8016 Fax 214.299.8017

T. Cass Keramidas

cass@keramidaslaw.com

October 16, 2020

Michael C. Foland

Attorney-Advisor

Securities and Exchange Commission

Washington D.C.

Re:  My Palace Portal, Inc

Offering Statement of Form 1-A

Filed October 15, 2020

File No. 024-11285

Dear Mr. Foland,

Thank you for your telephone call today and in response we have filed an amended offering statement of My Palace Portal, Inc. to update the signature page.

We respectfully request that you qualify our Offering Statement.

Thank you again for the call.

Sincerely

Cass